EMAIL:  AFINERMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2289

November 20, 2018

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549
Attention: Michael Fay

Re:	Ameri Holdings, Inc.
Registration Statement on Form S-1 (No. 333-228354)

Ladies and Gentlemen:

On behalf of Ameri Holdings, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 2:00 p.m., Eastern time, on Wednesday, November 21, 2018, or as soon as possible thereafter, and acknowledgement of the statements contained in the U.S. Securities and Exchange Commission’s letters to the Company.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Mr. Brent Kelton
Mr. Barry Kostiner

Ameri Holdings, Inc.
5000 Research Court, Suite 750
Suwanee, Georgia 30024

November 20, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549
Attention:  Michael Fay

Re:	Ameri Holdings, Inc.
Registration Statement on Form S-1 (No. 333-228354)

Ladies and Gentlemen:

Ameri Holdings, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 2:00 p.m., Eastern time, on Wednesday, November 21, 2018, or as soon as possible thereafter.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the U.S. Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing;

•
the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

AMERI HOLDING, INC.

By:	/s/ Brent Kelton
Brent Kelton
Chief Executive Officer